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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-72245, 333-72245-01, 333-72245-02, 333-72245-03,
333-72245-04, 333-72245-05

                         Golden Northwest Aluminum, Inc.
                           Goldendale Holding Company
                           Goldendale Aluminum Company
                           Northwest Aluminum Company
                      Northwest Aluminum Specialties, Inc.
                      Northwest Aluminum Technologies, LLC
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           (Exact name of registrants as specified in their charters)

                3313 West Second Street, The Dalles, Oregon 97058
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                                 (541) 296-6161
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(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                        12% First Mortgage Notes due 2006
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            (Title of each class of securities covered by this Form)

                                      None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g - 4(a)(1)(i)      [ ]      Rule 12h - 3(b)(1)(i)       [X]
         Rule 12g - 4(a)(1)(ii)     [ ]      Rule 12h - 3(b)(1)(ii)      [ ]
         Rule 12g - 4(a)(2)(i)      [ ]      Rule 12h - 3(b)(2)(i)       [ ]
         Rule 12g - 4(a)(2)(ii)     [ ]      Rule 12h - 3(b)(2)(ii)      [ ]
                                             Rule 15d - 6                [X]

         Approximate number of holders of record of 12% First Mortgage Notes due 2006 as of December 17, 2001: Fewer than 100.
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         Pursuant to the requirements of the Securities Exchange Act of 1934, each of Golden Northwest Aluminum, Inc., Goldendale Holding Company, Goldendale Aluminum Company, Northwest Aluminum Company, Northwest Aluminum Specialties, Inc. and Northwest Aluminum Technologies, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    December 17, 2001                  By:      /s/ BRETT E. WILCOX
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                                                     Brett E. Wilcox
                                                     President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.